

Mail Stop 7010

August 30, 2006

Mr. John R. Bailey
Chief Financial Officer, Treasurer and Secretary
Global Energy Group, Inc.
5000 Legacy Drive, Suite 470
Plano, Texas 75024

> **RE:** **Form 10-KSB for the Year Ended December 31, 2005**
> **Form 10-QSB for the Quarters Ended March 31 and June 30, 2006**
> **File No. 0-31505**

Dear Mr. Bailey:

We have reviewed your letter dated August 18, 2006 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-KSB for the Year Ended December 31, 2005</u>

<u>General</u>

1. Our comments require that you amend your Form 10-KSB and subsequent Forms 10-QSB. Except where an amendment is specifically requested, you may include such revisions in future filings. Please show us what the revisions will look like in your response.

2. Please file your response letter dated August 18, 2006 on EDGAR.

3. We have reviewed your response to comment two. Please promptly file all correspondence on EDGAR as required by Rule 101 of Regulation S-T.

Management's Discussion and Analysis and Plan of Operation

Contractual Obligations, page 11

4. Please include the obligations due under your senior secured notes payable and notes payable due to affiliates in your contractual obligations table. Please also include the estimated interest payments on these debt obligations. In a footnote to this table, please disclose the assumptions used to estimate the interest obligations due on the notes payable.

Financial Statements

Consolidated Statements of Cash Flows, page 17

5. Please remove the total adjustments subtotal from your reconciliation of net income to net cash used in operating activities.

Note J – Stock Issuances, page 15

6. We have reviewed your response to comment four. As we explained in that comment, the purchase of the additional 49% interest by CND and the sale of GEDG to GEG appear to be components of a single integrated transaction. Accordingly, an evaluation of whether the sale of GEDG to GEG was between entities under common control would be appropriate prior to either of these two mutually dependent events. Prior to these transactions GEAG appears to have held more than 50% of the voting ownership interest of both GEG and GEDG. Therefore, GEG and GEDG appear to have been under common control as defined by paragraph 3(a) of EITF 02-5. Because the criteria in paragraph 3(a) for common control are met, the lack of a written agreement to vote a majority of shares does not affect the common control analysis. Such a written agreement is only required to establish common control under paragraph 3(c) of EITF 02-5.

If our understanding of the conditions precedent to the second closing of the Unit Purchase Agreement and the closing of the Securities Purchase Agreement is incorrect, please advise. Otherwise, you must restate your financial statements to reflect the sale of GEDG to GEG as a transaction between entities under common control as defined by EITF 02-5 and account for the transaction in a manner similar to a pooling of interests.

7. Please also provide us with the Unit Sale Agreement referred to in the Form 8-K report filed on May 25, 2005 as we requested in our last letter.

8. We have reviewed your response to comment five and note the following:

   - Paragraph 17(a) of SFAS 141 provides that "all else being equal, the acquiring entity is the combining entity whose owners as a group retained or received the larger portion of the voting rights in the combined entity." Due to the fact that the former members of GEDG received an 85% interest in the post-acquisition entity, paragraph 17(a) strongly favors GEDG as the accounting acquirer.
   - Paragraph 17(c) of SFAS 141 provides that "all else being equal, the acquiring entity is the combining entity whose owners or governing body has the *ability* to elect or appoint a voting majority of the governing body of the combined entity." Because the former members of GEDG received an 85% interest in the post-acquisition entity, it would appear that they have the ability to elect a majority of the directors of the combined entity. Please note that even if the directors did not change, it is the ability of the former members of GEDG to elect a majority of the directors of the combined entity that makes this factor strongly favor GEDG as the accounting acquirer.
   - You indicate that the senior management of GEG stayed in place. Please identify each member of senior management of the post-acquisition entity and specify any interest in GEDG held by each member of post-acquisition senior management.

   Even if the senior management of GEG is independent of GEDG and remained in place following the acquisition, the significant majority voting interest issued to the former members of GEDG, which leaves only a 15% interest in the combined entity to the former shareholders of GEG, appears to preclude GEG from being the accounting acquirer. If the resolution of the preceding comment indicates that the transaction was not a combination of entities under common control, you should amend your filing to account for the acquisition as a reverse acquisition in which GEDG is the accounting acquirer.

9. We have reviewed your response to comment six. In your initial response you stated that preferred stock warrants were issued at fair market value based on the closing price of GEG's stock on the date of issuance, and as a result the warrants had no value on the date of issuance. In your most recent response you stated that the warrants had no value since they were cancelled on August 19, 2005. Please provide us with a comprehensive explanation that cites authoritative GAAP to support your position that the warrants had no value on the date of issuance and that warrants cancelled on August 19, 2005 had no associated expense prior to their cancellation.

Based on your financial statement disclosures it appears that you should review and address the following guidance in formulating your response:

- Warrants issued to non-employees are accounted for based on their fair value as opposed to based on their intrinsic value - paragraph 8 of SFAS 123,
- The fair value of a warrant may be estimated using an option pricing model, such as the Black-Scholes model or a binomial model that takes into account, as of the grant date, the exercise price and expected life of the option, the current price of the underlying stock and its expected volatility, expected dividends and the risk free interest rate over the expected term of the warrant - paragraph 19 of SFAS 123, and
- The expense recognized as a result of issuing equity instruments stems from the value of the consideration given or received and not from subsequent changes in the value of the equity instrument issued. In other words, the accounting is based on the market values on the grant date of the equity instruments as opposed to the market values on the exercise or cancellation date of the equity instruments - paragraph 166 of SFAS 123.

As part of your comprehensive explanation, please provide us with your computation of the value of the warrants issued in connection with the issuance of preferred stock. Please describe in detail all of the assumptions used to determine the value of the preferred stock warrants.

Form 8-K/A filed November 4, 2006

General

10. Each of our comments on your Form 8-K/A filed November 4, 2006 should be complied with in an amendment to your Form 8-K/A.

Exhibit 99.1

Global Energy Distribution Group, LLC

Financial Statements for the Year Ended December 31, 2004

Report of Independent Accountant

11. Please amend your filing to include a signed audit opinion from your independent accountant.

Financial Statements for the Quarter Ended June 30, 2005

Consolidated Balance Sheet

12. We have reviewed your response to comment eight. You classified subscriptions receivable in the amount of $100,000 as of June 30, 2005 as other asset as opposed to as a reduction of stockholders' equity. Please classify the subscriptions receivable in a manner similar to your presentation as of December 31, 2004. Please refer to Rule 5.02 of Regulations S-X.

Consolidated Statements of Cash Flows

13. We have reviewed your response to comment eight. The subscription receivable outstanding at June 30, 2005 appears to be a non-cash transaction that should be reflected as a non-cash transaction in your statements of cash flows. Please present the subscriptions receivable in a manner similar to your presentation as of December 31, 2004. Please refer to SFAS 95.

Please send us via fax a revised copy of your proposed amendment to the Form 8-K report prior to filing it on EDGAR for our review.

Pro Forma Consolidated Statement of Operations

For the Six Months ended June 30, 2005

14. You disclosed a $27,698 loss on the disposal of assets below operating income in your pro forma statement of operations. Please revise to include the loss on disposal of assets in your operating income (loss) based on the guidance of paragraph 45 of SFAS 144.

Form 10-QSB for the period ended March 31, 2006

Items 3. Controls and Procedures, page 15

15. We have reviewed your response to comment nine. Please revise your controls and procedures disclosures to state whether there were any changes in internal control over financial reporting that occurred during the quarter ended March 31, 2006.

16. We have reviewed your response to comment ten. You indicated that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective "to ensure that the Company is able to collect, process and disclose the information it is required to disclose in the reports it files with the SEC within the required time periods." Please revise your disclosures to state your conclusions while providing the complete definition of disclosure controls and procedures, or alternatively, simply state that your controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e). Please note that the definition of disclosure controls and procedures that you provide on page 16 of your Form 10-QSB for the quarter ended June 30, 2006 is also incomplete. Please provide us with your proposed revised disclosures for each Form 10-QSB.

Form 10-QSB for the period ended June 30, 2006

Financial Statements

Unaudited Consolidated Statements of Cash Flows, page 6

17. The loss on disposal of assets is a non-cash transaction that should be added back to net cash used in operating activities. Please tell us why you have classified the loss on disposal of assets an investing activity.

18. Amounts due under royalty agreements are generally considered operating cash flows. Please tell us why you have classified the repayment of royalties as a source of cash provided by financing activities. Please refer to SFAS 95.

Note G – Segment Information, page 12

19. You disclosed that you use gross profit (loss) to measure segment profit or loss. However, for the three months ended June 30, 2005 and 2006 and for the six month ended June 30, 2005 you refer to operating income (loss) instead of to gross profit (loss). We assume you intended to refer to gross profit (loss) for all periods. Please revise or advise.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741.

Sincerely,

Rufus Decker
Branch Chief